UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

2025 Annual Meeting of Shareholders

Attached hereto as Exhibit 99.1 is a copy of the Chairman’s Letter, Notice of Annual Meeting and Form of Proxy for the 2025 Annual Meeting of Shareholders of BBB Foods Inc. scheduled to be held on April 29, 2025, which was first distributed to shareholders on or about April 3, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2025

BBB Foods Inc.

By: /s/ K. Anthony Hatoum

Name: K. Anthony Hatoum

Title: Chief Executive Officer

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Chairman’s Letter, Notice of Annual Meeting and Form of Proxy of BBB Foods Inc. for the 2025 Annual Meeting of Shareholders